SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

INTEROIL CORPORATION

(Exact name of Registrant as specified in its charter)

COMMISSION FILE NUMBER 001-32179

NEW BRUNSWICK, CANADA
(State or other jurisdiction of incorporation or organization)

SUITE 2, LEVEL 2
ORCHID, PLAZA 79-88 ABBOTT STREET
CAIRNS, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, include area code: (61) 7 4046 4600

Indicate by check mark whether the Registrant files
or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐    Form 40-F  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION (Registrant)
By:	/s/ Gary M. Duvall
Gary M. Duvall
Vice President, Corporate Development

 Date: April 1, 2005

INTEROIL CORPORATION
FORM 6-K FOR MONTH OF APRIL 2005

Exhibit Index

1.    Annual report for the fiscal year ended December 31, 2004